Exhibit 4.3

Description of the Securities Registered

Under Section 12 of the Securities Exchange Act of 1934

The following is a summary of the rights of the shares (the “Shares”) of iShares® Bitcoin Trust (the “Trust”), which is the only class of securities of the Trust that is registered under Section 12 of the Securities Exchange Act of 1934.

General

Each Share represents a fractional undivided beneficial interest in the net assets of the Trust. The Shares do not represent a traditional investment and are not similar to shares of a corporation operating a business enterprise with management and a board of directors. All Shares are of the same class with equal rights and privileges. All Shares are transferable, fully paid and non-assessable.

Cash and Other Distributions

If iShares Delaware Trust Sponsor LLC (the "Sponsor") and The Bank of New York Mellon (the "Trustee") determine that there is more cash being held in the Trust than is needed to pay the Trust’s expenses for the next month, (or, if later, the end of the current calendar quarter) the Trustee will distribute the extra cash to the Depository Trust Company ("DTC"). If the Trust receives cash (other than in connection with purchase orders) the Trustee will distribute that property to DTC by any means the Sponsor thinks is lawful, equitable and feasible. If it cannot make the distribution in that way, the Trustee will sell the property or otherwise dispose of the property (other than cash) in a manner that it determines is commercially reasonable, and distribute the net proceeds (if any) in the same way as it does with cash (as described in the preceding paragraph). The Trustee and the Sponsor shall not be liable for any loss or depreciation resulting from any sale or other disposition of property made by the Trustee pursuant to the Sponsor’s instruction or otherwise made by the Trustee in good faith. Registered holders of Shares are entitled to receive these distributions in proportion to the number of Shares owned. Before making a distribution, the Trustee may deduct any applicable withholding taxes and any fees and expenses of the Trust that have not been paid. The Trustee distributes only whole U.S. dollars and cents and is not required to round fractional cents to the nearest whole cent. The Sponsor is not responsible if it decides that it is unlawful or impractical to make a distribution available to registered holders.

Voting Rights

Owners of Shares do not generally have any voting rights, take no part in the management or control, and have no voice in, the Trust’s operations or business. The Shares do not represent a traditional investment and are not similar to shares of a corporation operating a business enterprise with management and a board of directors. All Shares are of the same class with equal rights and privileges. Each Share entitles the holder to vote on the limited matters upon which Shareholders may vote under the Trust Agreement. The Shares do not entitle their holders to any conversion or pre-emptive rights or any redemption rights.

The Securities Depository; Book-Entry-Only System; Global Security

Individual certificates are not issued for the Shares. Instead, a global certificate is signed by the Trustee on behalf of the Trust, registered in the name of Cede & Co., as nominee for DTC, and deposited with the Trustee on behalf of DTC. The global certificate represents all of the Shares outstanding at any time. Beneficial ownership of the Shares is limited to DTC Participants, Indirect Participants and persons holding interests through DTC Participants and Indirect Participants (each as defined in the Trust Agreement). Owners of beneficial interests in the Shares will be shown on, and the transfer of ownership is effected only through, records maintained by DTC, with respect to DTC Participants; the records of DTC Participants, with respect to Indirect Participants; and the records of Indirect Participants, with respect to beneficial owners that are not DTC Participants or Indirect Participants. Beneficial owners are expected to receive from or through a DTC Participant a written confirmation relating to their purchase of the Shares. Investors may transfer Shares through DTC by instructing the DTC Participant or Indirect Participant through which they hold their Shares to transfer the Shares. Transfers will be made in accordance with standard securities industry practice.

The rights of the Shareholders generally must be exercised by DTC Participants acting on their behalf in accordance with the rules and procedures of DTC.